UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Inc. 401(k) Savings Plan
800 Scudders Mill Road
Plainsboro, New Jersey 08536

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

Received SEC

JUN 22 2016

Washington, DC 20549

NOVO NORDISK INC. 401(k) SAVINGS PLAN

December 31, 2015 and 2014

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Inc. 401(k) Savings Plan.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
111 Wood Avenue South
Iselin, NJ 08830-2700
T 732.243.7000
F 732.951.7400

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants
Novo Nordisk Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) as of December 31, 2015 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2015 are fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

Iselin, New Jersey
June 16, 2016

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Investments, at fair value		
Mutual funds	$ 549,890,888	$ 536,427,722
Common stock – Novo Nordisk A/S	328,054,247	243,669,501
Common collective trusts	197,460,618	190,077,107
Money market funds	47,852,386	44,402,326
	1,123,258,139	1,014,576,656
Cash	522,917	64,788
Receivable for securities sold	2,136,127	-
Notes receivable from participants	18,683,161	16,935,290
Contribution receivables		
Employer	1,021,891	9,865
Participant	1,202,288	-
	2,224,179	9,865
Net assets available for benefits	$ 1,146,824,523	$ 1,031,586,599

See accompanying notes to financial statements

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to		
Investment income		
Net appreciation in fair value of investments	$ 72,058,008	$ 51,893,905
Dividends from Novo Nordisk A/S common stock	4,064,406	4,814,885
Other dividends	24,462,361	24,960,820
Interest	117,630	4,677
	100,702,405	81,674,287
Interest income on notes receivable from participants	724,543	656,990
Contributions		
Participant	67,981,284	62,619,707
Participant rollovers	10,116,970	9,443,536
Employer	14,191,190	10,493,673
	92,289,444	82,556,916
Total additions	193,716,392	164,888,193
Deductions from net assets attributed to		
Benefits paid to participants	78,271,037	60,994,086
Administrative expenses	207,431	218,837
Total deductions	78,478,468	61,212,923
Net increase	115,237,924	103,675,270
Net assets available for benefits, beginning of year	1,031,586,599	927,911,329
Net assets available for benefits, end of year	$ 1,146,824,523	$ 1,031,586,599

See accompanying notes to financial statements

Note 1 - Description of Plan

The following description of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

The Plan is a participant directed defined contribution plan which was established on January 1, 1983. Companies participating in the Plan include Novo Nordisk Inc. ("NNI"), Novo Nordisk Pharmaceutical Industries, Inc. ("NNPII"), NNE Pharmaplan, Inc. ("NNE"), Novo Nordisk US Bio Production, Inc. ("NNUSBPI"), and effective in 2015, Novo Nordisk Research Center Indianapolis, Inc. ("NNRCII") (collectively the "Company"). Furthermore, NNI, the Plan's sponsor, is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS") which is the ultimate parent company in Denmark.

Eligible employees of the Company are covered by the Plan upon date of hire, except for employees working in Puerto Rico, and temporary employees who work less than 1,000 hours and have less than one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. A Retirement Committee appointed by NNI's Board of Directors is in charge of the Plan's administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan, and the separate Novo Nordisk Puerto Rico 401(k) Plan (the "PR Plan") which is maintained by NNI for their employees in Puerto Rico, both offer stock of NNAS, whose shares of American Depository Receipts ("ADR's") are publicly traded on the New York Stock Exchange, as an investment option. In November 2008, NNAS filed a Post-Effective Amendment on Form S-8, which amended the Form S-8 originally filed to cover both the Plan and the PR Plan.

Participant Contributions

Participants may contribute up to 50% of their annual compensation on a before-tax basis and 15% on an after-tax basis. In addition, participants may make rollover contributions from other qualified plans. Participants age 50 or older may elect to make catch-up contributions to the Plan. The maximum catch-up contribution in 2015 and 2014 is $6,000 and $5,500, respectively. In no event may the participant's before-tax and after-tax contributions exceed the statutory limitations imposed by the Internal Revenue Code (the "Code").

All employees have their compensation automatically reduced by 2% (before-tax basis), which is deemed to be the participants' salary reduction contribution election, unless the employees elect a different contribution percentage. Participants' salary deferral elections are automatically increased by 1% each April 1st if such contributions are less than 6% of compensation. The purpose of this automatic increase is solely to encourage employees to save for their retirement. Participants can also opt out of this automatic escalation election at any time.

Note 1 - Description of Plan (continued)

Company Contributions

The Company can make three different types of retirement contributions: basic, matching and discretionary. The Company makes basic retirement contributions which represent 8% of participants' eligible annual compensation for eligible employees of NNPII, NNE, NNUSBPI, and NNRCII. The basic 8% Company contribution for NNI employees are made to the Novo Nordisk Inc. Money Purchase Plan, a separate qualified retirement plan. Matching retirement contributions for all participating companies which cannot exceed 1% of participants' eligible annual compensation are made by the Company provided that total participants' before-tax and/or Roth 401(k) contributions are equal to at least 2% of their eligible annual compensation. Additionally, the Company may elect to make discretionary profit sharing contributions. No discretionary profit sharing contributions were made by the Company to the Plan for the years ended December 31, 2015 and 2014.

Participant Accounts

Participant accounts are credited with their contributions including earnings, and allocations of Company contributions and related earnings. An allocation of administrative expenses incurred and paid by the Plan is charged to participant accounts. Expense allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the Company's basic, matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested accounts may be used to reduce future Company contributions, to pay Plan expenses or to reinstate account balances for rehired employees. During the years ended December 31, 2015 and 2014, forfeitures of approximately \$1,032,000 and \$1,948,000, respectively, were used to offset contributions. There were no forfeitures used to offset Plan expenses for the years ended December 31, 2015 and 2014.

Forfeited non-vested accounts available at December 31, 2015 and 2014 were approximately \$374,000 and \$347,000, respectively. During 2013 the Company discovered a tracking error related to a five year Break in Service rule where approximately \$1,594,000 of available forfeitures should have been reclassified and used to reduce Company contributions prior to 2013. No participants were impacted by this event. The Company submitted an application to the Internal Revenue Service ("IRS") under the Voluntary Correction Program ("VCP") in February 2014, and believes that the matter has concluded based on correspondence received from the IRS dated June 5, 2015.

Note 1 - Description of Plan (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance in the participants' accounts. As of December 31, 2015 and 2014, the outstanding loans' interest rates range from 4.25% to 9.25%. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

On the earlier of retirement, death or termination of service, participants shall be entitled to receive the vested interest in their accounts. Distribution shall be made in a single lump sum payment in cash or property allocated to the participants' accounts. In addition, participants may receive pre-retirement distributions at age 59½.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Note 2 - Summary of Significant Accounting Policies (continued)

Administrative Expenses

The Plan's administrative expenses, such as bookkeeping, legal, and audit fees, as well as other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

The Company's service agreement with Schwab Retirement Plan Services, Inc. ("Schwab"), the Plan's recordkeeper, reflects a minimum basis point requirement whereby, should the recordkeeper fees charged by Schwab on an annual basis exceed a minimum required basis point amount, as defined in the service agreement, Schwab will credit the excess amount to the Plan in the form of a Reduction in Compensation Account ("ERISA account"). The balance plus earnings in the ERISA account can be used to pay Plan expenses, as directed by the Company, or it can be credited to Plan participants. The ERISA account balances as of December 31, 2015 and 2014 were approximately $253,000 and $348,000, respectively. Amounts credited as an excess amount to the ERISA account were approximately $430,000 and $298,000 for the years ended December 31, 2015 and 2014, respectively, and are recorded as a component of net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. The total amounts paid out of the ERISA account for payment of recordkeeping and other fees in 2015 and 2014 were approximately $66,000 and $124,500, respectively. During the years ended December 31, 2015 and 2014, approximately $459,000 and $0 respectively, was credited to eligible participant accounts from the ERISA account, as approved by the Retirement Committee.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2015-07 ("ASU 2015-07"), *Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*, an amendment to Fair Value Measurement Topic 820. ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Plan elected to adopt ASU 2015-07 as of and for the year ended December 31, 2015. As a result, investments (measured using the net asset value per share practical expedient) have not been categorized within the fair value hierarchy. The amendment has been applied retrospectively to all periods presented.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12 ("ASU 2015-12"), *Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965) (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement date Practical Expedient.* Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type, and also simplifies the level of disaggregation of investments that are measured using fair value.

Note 2 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows an employee benefit plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments using the month end closest to its fiscal year end. The amendments are effective for fiscal years beginning after December 15, 2015. Earlier application is allowed.

The Plan elected to adopt ASU 2015-12 as of and for the year ended December 31, 2015, and therefore has eliminated and simplified disclosures as required by Part II of the ASU. These changes have been applied retrospectively to all periods presented.

Note 3 - Fair Value Measurements

FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820), established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 3 - Fair Value Measurements (continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following describe the valuation methods used for investment assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at face value, which approximates fair value.

Common/collective trust funds – Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instruments at the reporting date. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Note 3 - Fair Value Measurements (continued)

The following table presents the Plan's investment assets measured at fair value as of:

December 31, 2015	Level 1	Total
Mutual funds	$ 549,890,888	$ 549,890,888
Common stock	328,054,247	328,054,247
Money market funds	47,852,386	47,852,386
Total investment assets in the fair value hierarchy	925,797,521	925,797,521
Investments measured at net asset value[1]	-	197,460,618
Total investment assets at fair value	$ 925,797,521	$ 1,123,258,139

December 31, 2014	Level 1	Total
Mutual funds	$ 536,427,722	$ 536,427,722
Common stock	243,669,501	243,669,501
Money market funds	44,402,326	44,402,326
Total investment assets in the fair value hierarchy	824,499,549	824,499,549
Investments measured at net asset value[1]	-	190,077,107
Total investment assets at fair value	$ 824,499,549	$ 1,014,576,656

1. In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan did not have any investments in Level 2 or 3 as of December 31, 2015 and 2014.

Note 3 - Fair Value Measurements (continued)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the years ended December 31, 2015 and 2014, there were no transfers in or out of Levels 1, 2 or 3.

Net Asset Value ("NAV") per Share

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2015:					
Common/Collective Trust Funds[1]	$197,460,618	None	Immediate	None	See Below
As of December 31, 2014:					
Common/Collective Trust Funds[1]	$190,077,107	None	Immediate	None	See Below

1. The common/collective trust funds consist of investments in the Schwab Managed Retirement Trust ("SMRT") Funds. These funds (with the exception of the SMRT Fund Income) are designed to be a comprehensive investment option and seek to provide total return for investors retiring approximately at or near the target retirement date in the respective fund name, i.e., SMRT Fund 2010, 2015, 2020, 2025, etc. SMRT Fund Income seeks to provide return for investors near or in retirement.

   The assets in the SMRT Funds are diversified across a variety of asset classes including, but not limited to, large cap equities, mid cap equities, international equities, fixed income, global real estate (REITs), commodities, intermediate-term bond, short-term bond, cash equivalents and inflation-protected bond (U.S. TIPS). Assets are allocated to a combination of underlying Schwab Institutional Trust Funds and non-proprietary unitized accounts and collective trust and mutual funds.

   The SMRT Funds are valued each business day at their Net Asset Values that are calculated daily by Charles Schwab Bank, the trustee and the investment sponsor of the fund. The values of SMRT Funds will fluctuate up to and after the target retirement dates.

   Per the Declaration of Trust, there is a 30-day notice requirement for a complete liquidation of a plan from a fund.

Redemption Restrictions

Certain mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days, 30 days or 60 days. The restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 - Income Tax Status

The Plan, as amended and restated effective as of January 1, 2012, received a favorable tax determination letter from the IRS dated March 15, 2013, replacing the prior favorable determination letter dated January 15, 2009, which provides that the Plan and the related trust qualify under the provisions of Section 401(a) of the Code and therefore, are exempt from federal income taxes under the provisions of Section 501(a) of the Code. The letter expires on January 31, 2018. The Plan has been amended since receiving the tax determination letter. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code and, therefore, is exempt from federal income taxes under the provisions of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2015 and 2014. The Plan is subject to routine audits by taxing authorities.

On or about March 10, 2016, the Plan received a request from Novo Nordisk A/S (the "Issuer") to comply with an audit request by the Danish Tax Authority ("SKAT") to provide to SKAT documentation to support the Plan's claim for a withholding tax exemption related to the dividends received by the Plan, amounting to approximately $4,064,406, from the Issuer for the 6,132,931 shares of NNAS ADR's held in the Plan on March 23, 2015, the record date. The Company has submitted the required documentation to SKAT and is awaiting further instructions from SKAT. Furthermore, the withholding tax amount subjected to reclaim by SKAT is approximately $1,300,000 and the amount has not been reflected in the Plan's net assets available for benefits as of December 31, 2015, since the Company believes that the likelihood that the Plan would fail the documentation requirement is remote.

Note 5 - Related Party and Party-in-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2015 and 2014, the total market value of investments managed and held by Charles Schwab amounted to $357,047,616 and $343,220,845, respectively. Fees paid by the Plan to Charles Schwab for Plan expenses amounted to $110,470 and $218,837 for the years ended December 31, 2015 and 2014, respectively. Schwab Retirement Plan Services is the recordkeeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2015 and 2014, the market value of investments in Novo Nordisk A/S common stock was $328,054,247 and $243,669,501, respectively.

Note 6 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2015 and 2014 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 7 - Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 8 - Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 9 - Delinquent Participant Contributions

The Company has reported on Form 5330, late participant contributions (including participant loan repayments) of $77 and $336,774 for the years ended December 31, 2015 and 2014, respectively. Lost earnings related to late participant contributions of $77 for the year ended December 31, 2014, not corrected at December 31, 2014, was corrected and funded in March 2015, and accordingly is disclosed on Form 5330 for the year ended December 31, 2015.

Note 10- Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014, to Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$ 1,146,824,523	$ 1,031,586,599
Less: Amounts allocated to withdrawing participants		
Cash	182,794	-
Receivable for securities sold	2,136,126	-
	2,318,920	-
Net assets available for benefits per the Form 5500	$ 1,144,505,603	$ 1,031,586,599

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2015, to Form 5500:

Benefits paid to participants per the financial statements	$ 78,271,037
Add: Amounts allocated to withdrawing participants at December 31, 2015	2,318,920
Benefits paid to participants per Form 5500	$ 80,589,957

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment	Cost	Fair Value
Schwab S&P 500 Index Fund	*	Mutual Fund	**	$ 111,734,611
T. Rowe Price Blue Chip		Mutual Fund	**	94,610,634
Schwab Managed Ret 2040 CL III	*	Common collective trust fund	**	75,824,906
Columbia Mid Cap Index Z		Mutual Fund	**	55,585,242
Columbia Dividend Income CLZ		Mutual Fund	**	53,095,691
Europacific Growth R6		Mutual Fund	**	48,085,909
Schwab Value Advantage Premier	*	Money Market Fund	**	47,802,083
Schwab Managed Ret 2030 CL III	*	Common collective trust fund	**	46,995,145
Del Small Cap Val A		Mutual Fund	**	35,457,755
Wells Fargo Core Bond Inst		Mutual Fund	**	33,779,929
Schwab Managed Ret 2050 CL III	*	Common collective trust fund	**	29,056,813
Franklin U.S. Govt Securities Adv		Mutual Fund	**	28,092,537
Vanguard Total Int'l Stk Idx ADM		Mutual Fund	**	23,080,159
DFA Intl. Small Company		Mutual Fund	**	21,010,213
Vanguard Total Bnd Mkt Idx ADM		Mutual Fund	**	20,071,952
Columbia Small Cap Index Z		Mutual Fund	**	19,437,768
Schwab Managed Ret 2020 CL III	*	Common collective trust fund	**	16,342,665
Schwab Managed Ret 2035 CL III	*	Common collective trust fund	**	10,337,165
Schwab Managed Ret 2025 CL III	*	Common collective trust fund	**	7,690,250
Schwab Managed Ret 2045 CL III	*	Common collective trust fund	**	7,068,543
American Beacon SMCP Grth Instl		Mutual Fund	**	5,848,488
Schwab Managed Ret Income III	*	Common collective trust fund	**	1,905,048
Schwab Managed Ret 2015 CL III	*	Common collective trust fund	**	1,136,451
Schwab Managed Ret 2010 CL III	*	Common collective trust fund	**	1,103,632
Schwab U.S. Treasury	*	Money Market Fund	**	50,303
Novo Nordisk A/S	*	Common Stock	**	328,054,247
				1,123,258,139
Notes receivable from participants	*	Loan (4.25% - 9.25% and maturities through 2030)		18,683,161
				$ 1,141,941,300

* Party-in-interest, as defined by ERISA
** Cost information not required for participant-directed investments

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2015

	Total that Constitute Nonexempt Prohibited Transactions			
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
(x)	$0	$77 (a)	$0	$0

(x) Late participant loan repayments are included in the late participant contributions.
(a) Amount related to late participant contributions for the year ended December 31, 2014, which was corrected in March 2015

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Novo Nordisk A/S on Form S-8 (No. 333-83724) of our report dated June 16, 2016 on our audits of the financial statements and supplemental schedules of the Novo Nordisk Inc. 401(k) Savings Plan as of December 31, 2015 and 2014, and for each of the years in the two-year period ended December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of Novo Nordisk A/S, to be filed on or about June 16, 2016.

EisnerAmper LLP

Iselin, New Jersey
June 16, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Inc. 401(k) Savings Plan

By: ______________________

Lars Green
Senior Vice President of Finance & Operations

Dated: June 17, 2016